Exhibit 2.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made at Cleveland, Ohio, this        day of                  , 2003, between STONEHAVEN REALTY TRUST, a Maryland business trust (the “Trust”), and JAMES C. MASTANDREA, 9520 Metcalf Road, Waite Hill, Ohio 44094 (“Mastandrea”).

WITNESSETH:

WHEREAS, at the time set forth herein, Mastandrea will hold the offices of Chairman of the Board of Trustees, Chief Executive Officer and President of the Trust;

WHEREAS, Mastandrea is expected to make major contributions toward the business of the Trust; and

WHEREAS, the Trust and Mastandrea desire to enter into this Agreement pursuant to which the Trust will employ Mastandrea and Mastandrea will serve the Trust;

NOW, THEREFORE, the Trust and Mastandrea, in consideration of the premises and the mutual covenants herein contained, agree as follows:

1.                                       EMPLOYMENT, CONTRACT PERIOD.  During the period specified in this Section 1, the Trust shall employ Mastandrea, and Mastandrea shall serve the Trust, on the terms and subject to the conditions set forth herein.  The initial term of Mastandrea’s employment hereunder shall commence as of the date specified in the first sentence of this Agreement (the “Effective Date”) and, subject to prior termination as provided in Section 8, shall continue through the second anniversary of the Effective Date.  The term of Mastandrea’s employment hereunder shall be automatically renewed on the second anniversary of the Effective Date and on each succeeding anniversary of the Effective Date thereafter for succeeding terms of one year each, unless either party shall have given, at least 90 days prior to the expiration of any term, written notice of his or its intention not to renew the term of Mastandrea’s employment hereunder, except that no extension of the term of Mastandrea’s employment hereunder shall extend beyond the date of Mastandrea’s 70th birthday, though he may continue as a Trustee beyond his 70th birthday.  The term of Mastandrea’s employment hereunder is sometimes hereinafter referred to as the “Contract Period.”

2.                                       POSITION, DUTIES, RESPONSIBILITIES.

(a)                                  Except as set forth in Section 2(b), at all times during the Contract Period, Mastandrea shall have the titles of Chairman of the Board of Trustees, Chief Executive Officer and President of the Trust and shall have and perform the duties and responsibilities of those offices (the “Offices”), subject to the authority of the Board of Trustees of the Trust (the “Board of Trustees”).  In addition, Mastandrea may hold such other offices as may be designated from time to time by the Board of Trustees.

(b)                                 Mastandrea will not be appointed to Chief Executive Officer (“CEO”) until five (5) days after the filing of the December 31, 2002 Form 10-KSB with the Securities and Exchange Commission (the “SEC”).  Other than the occurrence of the foregoing event, no further action by the Trust is required for Mastandrea to be appointed CEO.  Until Mastandrea becomes CEO hereunder, it is intended that he shall under no circumstances be considered the principal executive officer of the Trust or be considered to be performing similar functions as such terms are used in Form 10-KSB or Item 307 of Regulation S-B as promulgated by the SEC.

(c)                                  At all times during the Contract Period, Mastandrea shall devote substantially all of his business time, energy, and talent to the business of and to the furtherance of the purposes and objectives of the Trust, and neither directly nor indirectly render any business, commercial, or professional services to any other person, firm, or organization for compensation without the prior approval of the Board of Trustees.  Nothing in this Agreement shall preclude Mastandrea from devoting reasonable periods of time to charitable and community activities, service on boards of other companies (public or private) not in competition with the Trust, undertaken after consultation with the Board of Trustees; or the management of his personal investment assets provided:

(i)                                     such activities do not interfere with the performance by Mastandrea of his duties hereunder;

(ii)                                  Mastandrea does not make any single investment in excess of $500,000 in the outstanding securities of a publicly owned equity real estate investment trust or of any other entity engaged primarily in the ownership and/or management of real estate, other than the Trust.  This limitation shall not apply to the continued holding by Mastandrea of any investments that were held by him on January 1, 2003 and have been held by him continuously thereafter and any holding by Mastandrea that is approved by the independent Trustees of the Board of Trustees; and

(iii)                               Mastandrea does not advise, assist, or render any services, either directly or indirectly, to a publicly-owned equity real estate investment trust or in any other entity engaged primarily in the ownership and/or management of real estate that competes with the Trust (except that this limitation shall not apply to the continued holding by Mastandrea of any investments that were held by him on January 1, 2003 and have been held by him continuously thereafter), other than the Trust.

(d)                                 The duties to be performed by Mastandrea under this Agreement shall be performed primarily in Cuyahoga County at the offices of the Trust, and he shall not be required to perform services elsewhere except for travel incident to his performance of services hereunder.

3.                                       BASE SALARY AND PLAN COMPENSATION.

(a)                                  The rate of Mastandrea’s base salary hereunder as of the Effective Date shall be $60,000 per year.  The rate of Mastandrea’s base salary is considered to be below the market rate for executives with similar experience and shall be reviewed at least annually during the Contract Period and may be adjusted from time to time, based upon such standards as the Board of Trustees may determine to be appropriate, except that no such adjustment shall result in a reduction of Mastandrea’s base salary below the level for the preceding year during the

Contract Period.

(b)                                 Mastandrea shall receive the awards and any other compensation that have been earned during the Contract Period and that he is entitled to receive under any of the Trust’s present or future share option, incentive compensation, or executive bonus plan in which he is entitled to participate (such awards and other compensation are hereinafter referred to as “Plan Compensation”).

4.                                       BENEFITS.   During the Contract Period, and to the extent available and adopted by the Board of Trustees, the Trust shall provide Mastandrea (a) health and welfare benefits, including health insurance, travel accident insurance, life and accidental death insurance, and long term disability upon the same terms and conditions as to the other executives, (b) directors and officers liability insurance, (c) a parking space, (d) memberships in a business club in downtown Cleveland, if any, as may be deemed necessary by Mastandrea, and (e) such other benefits as the Board of Trustees may from time to time authorize.

5.                                       SPLIT DOLLAR LIFE INSURANCE.   Before the end of the Contract Period, the Board of Trustees will consider whether it would be appropriate for the Trust to enter into a split-dollar agreement with respect to an insurance policy on the life of Mastandrea with a death benefit for a specific amount payable to Mastandrea’s designated beneficiary, provided, however, that such benefits or payments shall at all times be subject to the Sarbanes-Oxley Act of 2002, as may be amended from time to time, and to the rules issued by the SEC thereunder.

6.                                       REIMBURSEMENT FOR EXPENSES.   Subject to such limitations as may be reasonably imposed by the Board of Trustees from time to time, the Trust shall reimburse Mastandrea for all reasonable, ordinary, and necessary expenses incurred by him in the performance of his duties hereunder, provided, however, that such benefits or payments shall at all times be subject to the Sarbanes-Oxley Act of 2002, as may be amended from time to time, and to the rules issued by the SEC thereunder; and provided, further, that Mastandrea accounts to the Trust therefor in a manner sufficient to substantiate deductions with respect to those expenses by the Trust for federal income tax purposes.

7.                                       EFFECT OF DISABILITY DURING CONTRACT PERIOD.   If, during the Contract Period, Mastandrea becomes disabled as determined by a physician acceptable to Mastandrea and the Trust, by reason of physical or mental impairment, to such an extent that he is unable to substantially perform his duties under this Agreement (“Disabled”):

(a)                                  The Trust may relieve Mastandrea of his duties under this Agreement for as long as Mastandrea is Disabled.

(b)                                 So long as Mastandrea remains Disabled, the Trust shall continue to pay Mastandrea the base salary and bonus (cash and stock) at the rate in effect immediately before he became Disabled, net of any other disability benefits paid to him by the Trust or any insurance funded by the Trust, the Trust shall continue to provide those health and welfare benefits, including contribution to any pension plan, that were being provided to Mastandrea immediately before he became Disabled, and Mastandrea shall continue to earn the Plan Compensation (other than bonus) to which he would have been entitled under Section 3(b) had he continued to be actively employed, until the earliest of (i) the first date on which he is no longer Disabled, (ii) the date of his death, (iii) the date on which Mastandrea attains age 70, or (iv) the third anniversary of the date on which he became Disabled.  If Mastandrea becomes Disabled, thereafter recovers sufficiently to be able to substantially perform his duties, and later becomes Disabled again, the combined period in which Mastandrea is entitled to receive disability benefits under this Section 7(b) shall not exceed three years.

8.                                       TERMINATION.

(a)                                  DEATH OR DISABILITY.  Mastandrea’s employment hereunder will terminate immediately upon Mastandrea’s death and the Trust shall not be obligated to pay Mastandrea any further compensation hereunder except through the date of death.  The Trust may terminate Mastandrea’s employment hereunder immediately upon giving notice of termination if Mastandrea is Disabled for an aggregate of 90 days (whether business or non-business days and whether or not consecutive) during any period of twelve consecutive calendar months; in the event of any such termination, the disability benefits payable under Section 7(b) shall be in lieu of any payments upon termination under Section 9.

(b)                                 FOR CAUSE.  The Trust may terminate Mastandrea’s employment under this Agreement for “Cause” if:

(i)                                     Except by reason of being Disabled, Mastandrea fails substantially to devote the time and effort required for him to perform his duties hereunder;

(ii)                                  Except by reason of being Disabled, Mastandrea fails to follow directions from the Board of Trustees that are appropriate in the context of his status as an executive officer of the Trust;

(iii)                               Mastandrea is convicted of a felony involving moral turpitude;

(iv)                              Mastandrea engages in acts in violation of the provisions of Section 2(c), the confidentiality provisions of Section 13 or otherwise breaches the terms of this Agreement in any material respect; or

(v)                                 Mastandrea willfully, wantonly, voluntarily, and without approval of the Board of Trustees takes any action that he knows to be materially adverse to the interest of the Trust and its shareholders, collectively.

Any termination of Mastandrea’s employment for Cause shall be effective immediately upon the Trust giving Mastandrea 30 days’ notice of termination of employment and the grounds therefore.  However, if any failure on Mastandrea’s part referred to in clause (i), (ii) or (iv) of this Section 8(b) is curable, the Trust may not terminate Mastandrea’s employment unless the Board of Trustees first gives him written notice specifying the nature of the failure and the steps that he must take to cure the failure, and Mastandrea fails to take those steps within 30 days after the notice is given.

(c)                                  BY THE TRUST WITHOUT CAUSE.  The Trust may terminate Mastandrea’s employment hereunder without Cause at any time upon 30 days’ notice from the Board of Trustees to Mastandrea.

(d)                                 BY MASTANDREA FOR GOOD REASON.   Mastandrea may terminate his employment hereunder for “Good Reason” if one or more of the events listed in clauses (i) through (vi) of this Section 8(d) occurs, provided, however, that for termination under any of subsections (i) – (vi) below, Mastandrea must provide the Trust with a written notice of termination, specifying with particularity the events constituting Good Reason and the Trust shall have a period of 30 days to cure such events:

(i)                                     Mastandrea’s base salary is reduced from the amount in effect for the preceding year;

(ii)                                  The Trust fails to provide the Plan Compensation contemplated by Section 3(b) (after such Plan Compensation has been adopted by the Board of Trustees or a committee thereof);

(iii)                               The Trust fails in any material respect to provide benefits in accordance with Section 4 or to consider the appropriateness of the split-dollar insurance in accordance with Section 5, in either case after Mastandrea has given the Trust written notice of the failure, and the Trust has failed to effect a cure within 30 days after the notice is given;

(iv)                              Mastandrea is removed from any of his Offices or responsibilities or his duties with the Trust are otherwise reduced to such an extent that he no longer has authority commensurate with an executive officer of the Trust (except as such removal and termination is permitted under this Agreement);

(v)                                 Mastandrea’s principal place of employment for the Trust is relocated outside of the Cleveland metropolitan area and, as a result, he is required to relocate outside the Cleveland metropolitan area; or

(vi)                              After a Shift in Ownership (as defined in Section 11), the Board of Trustees fundamentally changes its strategic plan in a manner opposed by Mastandrea.  Mastandrea may not terminate his employment under this clause (vi) unless he first gives the Board of Trustees written notice of specifying the change or changes that he opposes and the steps that the Board of Trustees must take to rectify the strategic plan, and the Board of Trustees fails to take those steps within 30 days after the notice is given.

(e)                                  BY MASTANDREA WITHOUT GOOD REASON.   Mastandrea may terminate his employment hereunder without Good Reason at any time upon 30 days’ advance notice from Mastandrea to the Board of Trustees and upon such termination the Trust shall be obligated to pay Mastandrea only as set forth in Section 9 (a) of this Agreement.

9.                                       PAYMENTS UPON TERMINATION.   Following any termination of Mastandrea’s employment with the Trust, the Trust shall pay and provide to Mastandrea, after the date of the termination (the “Termination Date”), the amounts and benefits provided in this Section 9.

(a)                                  TERMINATION BY THE TRUST OR BY MASTANDREA FOR ANY REASON.   Upon any termination of Mastandrea’s employment for any reason, the Trust (i) shall pay to Mastandrea all unpaid base salary and other benefits (e.g., accrued vacation) with respect to periods ending on or before the Termination Date and (ii) shall provide to Mastandrea all Plan Compensation that has been earned and vested prior to the Termination Date, subject to the terms and provisions of the applicable plans.

(b)                                 TERMINATION BY THE TRUST WITHOUT CAUSE, OR BY MASTANDREA FOR GOOD REASON.   If Mastandrea’s employment hereunder is terminated by the Trust without Cause or by Mastandrea for Good Reason, in addition to (but not in duplication of) the salary and Plan Compensation under Section 9(a), Trust shall pay and provide to Mastandrea the following amounts and benefits through the third anniversary of the Termination Date (the “Benefit Termination Date”) at the same times as those amounts and benefits would have been paid and provided if Mastandrea had continued in the active employ of the Trust through the Benefit Termination Date:

(i)                                     Base salary and bonus (cash and stock) at the rate in effect immediately before the Termination Date.

(ii)                                  Those health and welfare benefits including contribution to any pension plan that were being provided to Mastandrea immediately before the Termination Date through the Benefit Termination Date.

(iii)                               In addition to any benefits Mastandrea is or may be entitled to under any retirement plan or program in which he participates, if after a Shift in Ownership an amount equal to three (3) times the total amount contributed by the Trust to Mastandrea’s account under the pension plan and any excess benefit plan related thereto, with respect to the plan year immediately prior to the Termination Date provided such payment shall not be duplicative of any payment made or to be made under subsection (ii) above.

(iv)                              Continued vesting of share options held by Mastandrea through the Benefit Termination Date and the ability to exercise vested options through the later to occur of the expiration date of the share options or the Benefit Termination Date, as if Mastandrea had remained employed by the Trust.

(v)                                 Continued earning of any restricted shares held by Mastandrea.  After the Termination Date, against delivery to the Trust of the certificate or certificates representing all of the restricted shares, the Trust will issue to Mastandrea an unlegended certificate or certificates for the shares whose restrictions have lapsed.  If the market price of the shares at the Benefit Termination Date exceeds the market price of the shares at the Termination Date, the Trust will promptly issue to Mastandrea an unlegended certificate for the balance of the shares due to him.

(vi)                              Continued accrual and vesting through the Benefit Termination Date of any Plan Compensation not referred to above and the ability to exercise vested awards through the later to occur of the expiration date of the awards or the Benefit Termination Date, as if Mastandrea had remained employed by the Trust.

(vii)                           If termination occurs six months before or six months after a Shift of Ownership, the Trust shall pay to Mastandrea the base salary and bonus in Section 9(b)(i) immediately in a lump sum; continue health and welfare benefits in Section 9(b)(ii) through the Benefit Termination Date; pay any pension or retirement plan payments in clause (ii) and (iii) of Section 9(b) immediately in a lump sum; all unvested share options in Section 9(b)(iv) shall become vested; all restrictions on restricted shares in Section 9(b)(v) shall lapse and an unlegended certificate for the shares whose restriction has lapsed shall be issued to Mastandrea; and immediate accrual, vesting, and payment of all items under Section 9(b)(vi).

(c)                                  SHARE OPTIONS.   If Mastandrea’s employment hereunder is terminated by the Trust without Cause or by Mastandrea for Good Reason, each of Mastandrea and the Trust shall have the right to “cash out” outstanding vested options held by Mastandrea by the payment of the aggregate spread between the exercise prices of the options and the last reported sales price of the shares on the Termination Date, but only to the extent permitted by loan and other covenants then applicable to the Trust.  Subject to the Sarbanes-Oxley Act of 2002, as may be amended from time to time, and to the rules issued by the SEC thereunder, the Trust may, at its election, pay up to 60% of this amount by delivery of a promissory note, provided that the note is backed by an “Unconditional Letter of Credit”, by a Bank acceptable to Mastandrea, with principal payable in equal quarterly installments over a period of four years and interest at a rate equal to prime as quoted by National City Bank, Cleveland, Ohio, plus 1%, compounded quarterly; the balance of the amount will be paid in cash.

(d)                                 FULL SATISFACTION.   Payment and provision of the salary and benefits to which Mastandrea is entitled under this Section 9 shall constitute full satisfaction of all obligations of the Trust to Mastandrea arising under this Agreement and/or in connection with the termination of his employment.  The Plan Compensation and any other benefits or compensation provided to Mastandrea under this Section 9 shall not be subject to mitigation under any circumstances.

10.                                 EFFECT OF FAILURE TO EXTEND TERM.   If either the Trust or Mastandrea gives notice to the other of an intention not to extend the term of Mastandrea’s employment hereunder for an additional year, as contemplated in Section 1, that notice shall be treated as a notice of intended termination of Mastandrea’s employment as of the end of then term.  Accordingly, the termination of his employment will be treated as a termination by the Trust or by Mastandrea, as the case may be, with or without Cause, and for or not for Good Reason, as the case may be.  This Section 10 is not intended to abrogate the specific notice requirements applicable to a termination for Cause under clause (i) or (ii) of Section 8(b) or to a termination for Good Reason under Section 8(d).

11.                                 SHIFT IN OWNERSHIP.

(a)                                  A “Shift in Ownership” shall be deemed to have occurred if at any time before the Termination Date any Person (other than the Trust, any subsidiary of the Trust, any employee benefit plan or employee share ownership plan of the Trust or any subsidiary of the Trust, or any person organized, appointed, or established by the Trust or any subsidiary of the Trust for or pursuant to the terms of any such plan), alone or together with any of its affiliates or associates:

(i)                                     causes Mastandrea not to be appointed as Chief Executive Officer, in accordance with the intent herein;

(ii)                                  or, if Mastandrea is appointed as Chief Executive Officer, causes Mastandrea to be removed as Chairman and Chief Executive Officer, and such change is not supported by Mastandrea.

(b)                                 In the event of a Shift in Ownership of the Trust, (i) all share options then outstanding will become fully exercisable as of the date of the Shift in Ownership, (ii) all restrictions and conditions applicable to restricted stock and other stock awards will be deemed to have been satisfied as of the date of the Shift in Ownership, and (iii) all cash awards will be deemed to have been fully earned as of the date of the Shift in Ownership.

12.                                 EXCESS PARACHUTE PAYMENT REDUCTION.

(a)                                  Anything in this Agreement to the contrary notwithstanding, if it is determined that any payment or distribution by the Trust to or for the benefit of Mastandrea (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be nondeductible by the Trust for Federal income tax purposes because of Section 280G of the Internal Revenue Code and applicable regulations promulgated thereunder, then the aggregate present value of amounts payable or distributable to or for the benefit of Mastandrea pursuant to this Agreement (such payments or distributions pursuant to this Agreement are hereinafter referred to as “Agreement Payments”) shall be reduced (but not below zero) to the Reduced Amount.  The “Reduced Amount” shall be an amount expressed in present value which maximizes the aggregate present value of Agreement Payments without causing any Payment to be nondeductible by the Trust because of Section 280G of the Internal Revenue Code and applicable regulations promulgated thereunder.  For purposes of this Section 12, present value shall be determined in accordance with Section 280G(d)(4) of the Internal Revenue Code and applicable regulations promulgated thereunder.  All determinations required to be made under this Section 12 shall be made by the Accounting Firm (as defined in Section 12(b)) which shall provide detailed supporting calculations both to the Trust and Mastandrea within 30 days after the Termination Date or such earlier time as is requested by the Trust.  The Trust and Mastandrea shall cooperate with each other and the Accounting Firm and will provide necessary information so that the Accounting Firm may make all such determinations.  All such determinations by the Accounting Firm shall be final and binding upon the Trust and Mastandrea.  Mastandrea shall determine which of the Agreement Payments (or, at the election of Mastandrea, other payments) shall be eliminated or reduced consistent with the requirements of this Section 12, provided that, if Mastandrea does not make such determination within 20 days of the receipt of the calculations made by the Accounting Firm, the Trust shall elect which of the Agreement Payments shall be eliminated or reduced consistent with the requirements of this Section 12, and shall notify Mastandrea promptly of such election.  All costs and expenses relating to the determinations to be made hereunder shall be borne solely by the Trust.

(b)                                 The term “Accounting Firm” means the independent auditors of the Trust for the fiscal year preceding the year in which the Shift in Ownership occurred and such firm’s successor or successors; provided, however, if such firm is unable or unwilling to serve and perform in the capacity contemplated by this Agreement, Mastandrea shall select another national or regional accounting firm of recognized standing to serve and perform in that capacity under this Agreement, except that such other accounting firm shall not be the then independent auditors for the Trust.

13.                                 CONFIDENTIALITY.   Mastandrea acknowledges that the business in which the Trust is engaged is competitive and that his employment with the Trust has required and will require that he have access to and knowledge of confidential and proprietary information pertaining to the Trust’s operations and its properties (“Confidential Information”).  Mastandrea shall not, during the term of his employment hereunder or at any time thereafter, except in connection with the performance of services hereunder or in furtherance of the business of the Trust, communicate, divulge, or disclose to any other person not a Trustee, officer, employee, or affiliate of, or not engaged to render services to or for, the Trust or use for his own benefit or purposes any Confidential Information that he has obtained from the Trust during the Contract Period, except that this provision shall not preclude Mastandrea from communication or use of Confidential Information made known generally to the public by any party unrelated to Mastandrea, or from making any disclosure required by applicable law, rules, regulations, or court or governmental or regulatory authority order or decree provided that, if practicable, Mastandrea shall not disclose any Confidential Information without first giving the Trust notice of intention to make that disclosure and an opportunity to interpose an objection to the disclosure.

14.                                 DEFERRAL OF PAYMENT OF COMPENSATION UNDER CERTAIN CIRCUMSTANCES.

(a)                                  SECTION 162(M).  For purposes of this Section 14, the term “Section 162(m)” shall mean Section 162(m) of the Internal Revenue Code (which, as amended by the Revenue Reconciliation Act of 1993, prescribes rules disallowing deductions for certain “applicable employee remuneration” to any of five specified “covered employees” of a publicly held corporation in excess of $1,000,000 per year), as from time to time amended, and the corresponding provisions of any similar law subsequently enacted, and to all regulations issued under that section and any such provisions.

(b)                                 DEFERRAL.   For purposes of this Section 14, “Excess Compensation” as determined by the Accounting Firm, as defined in Section 12(b) shall mean the amount of compensation (including base salary, bonus and the lapse of restrictions on restricted shares granted to Mastandrea) otherwise paid or provided to Mastandrea by the Trust under this Agreement at any particular time (the “Scheduled Time”) that, after giving effect to all elective deferrals of compensation, (i) would not be deductible by the Trust if paid at the Scheduled Time by reason of the disallowance rules of Section 162(m), and (ii) would be deductible by the Trust if deferred until and paid during a later year.

(c)                                  RESTRICTED SHARES.   Except as provided in Section 14(e) or Section 14(f), if and to the extent that the lapse of restrictions on restricted shares at the

Scheduled Time would result in Excess Compensation, Mastandrea will forfeit the restricted shares immediately prior to the Scheduled Time.  Thereafter, the Trust will deliver to Mastandrea a number of unrestricted shares equal to the number of restricted shares forfeited, together with an amount equal to any and all dividends that would have been paid on those shares from the Scheduled Time through the date of delivery, during the year that is determined by the Accounting Firm to be the first year following the Scheduled Time during which the unrestricted shares and dividends can be delivered without disallowance of the deduction for payment of the compensation by reason of Section 162(m).  If the Accounting Firm determines that in any such year a portion, but not all, of the unrestricted shares and dividends can be delivered without disallowance of the deduction, the Trust will deliver to Mastandrea the portion that can be so delivered, and, except as provided in Section 14(e) or Section 14(f), the remainder of the unrestricted shares and dividends will be delivered at a later date.

(d)                                 DEFERRED CASH COMPENSATION.  Except as provided in Section 14(e) or Section 14(f), if and to the extent that the payment of cash compensation would result in Excess Compensation, after the forfeiture of any restricted shares under Section 14(c), payment of the cash compensation will be deferred.  Thereafter, the Trust will pay to Mastandrea the amount of the deferred compensation, together with accrued interest, during the year that is determined by the Accounting Firm to be the first year following the Scheduled Time during which the compensation can be paid without disallowance of the deduction for payment of the compensation by reason of Section 162(m).  If the Accounting Firm determines that in any such year a portion, but not all, of the deferred compensation and interest can be paid without disallowance of the deduction, the Trust will pay to Mastandrea the portion that can be so paid, and, except as provided in Section 14(e) or Section 14(f), the remainder of the deferred compensation and interest will be paid at a later date.  For purposes hereof, interest will accrue from the date on which the compensation would have been paid but for this Section 14(d) through the date of payment at a rate equal to prime plus 1% quoted by National City Bank, Cleveland, Ohio, compounded quarterly.

(e)                                  EARLY DELIVERY OF UNRESTRICTED SHARES OR PAYMENT OF DEFERRED COMPENSATION.  If the Accounting Firm determines that the delivery to Mastandrea of the unrestricted shares and dividends under Section 14(c), or the payment to Mastandrea of the deferred compensation and interest under Section 14(d), will not result in a deduction to the Trust, even if paid in a later year, the Trust will, within three months of the date on which that determination is made, deliver to Mastandrea those unrestricted shares and dividends, or pay to Mastandrea that deferred compensation and interest, as the case may be.

(f)                                    DELIVERY OR PAYMENT FOLLOWING TERMINATION OF EMPLOYMENT IN ALL EVENTS.  Within three months of the date on which Mastandrea ceases to be employed as an officer by the Trust, the Trust will deliver to Mastandrea all of the unrestricted shares and dividends not previously delivered to him under Section 14(c) and pay to Mastandrea, in a single lump sum, all of the deferred compensation and interest not previously paid to him under Section 14(d), whether or not the Trust is entitled to a deduction with respect thereto.

(g)                                 MISCELLANEOUS.  In addition to all other payments provided for in this Section 14 the Trust shall also pay to Mastandrea an amount, if any, equal to the additional taxes payable by Mastandrea on account of any deferral, due to higher marginal income tax rates payable by Mastandrea when the deferred compensation becomes payable.  Mastandrea’s rights with respect to the delivery of unrestricted shares and dividends, and the payment of deferred compensation and interest, under this Section 14 may not be assigned by him unless approved by the Board of Trustees.  If Mastandrea dies before all unrestricted shares and dividends, and all deferred compensation and interest, under this Section 14 has been paid to him, any such unrestricted shares, dividends, deferred compensation, and interest shall be delivered and paid, at the same time it would have been paid if Mastandrea had not died but had merely ceased to be an employee of the Trust on the date of his death (or, if earlier, on the last date he actually was an employee of the Trust), to his estate or, if Mastandrea so directs the Trust in writing, to his wife or to a trust created by Mastandrea.  The obligations of the Trust to deliver unrestricted shares and dividends, and to pay deferred compensation and interest, under this Section 14 constitute unsecured promises of the Trust, and neither Mastandrea nor any person claiming through him shall have, as a result of this Section 14, any lien or claim on any assets of the Trust that is superior to the claims of the general creditors of the Trust.

15.                                 PAYMENTS FOR TAXES.   During the Contract Period, any payments that are made on behalf of Mastandrea by the Trust, other than for salary (including deferred compensation), cash bonuses, and restricted shares, that are required by the independent auditors of the Trust to be included in his income, for federal, state, and local income tax will be paid to him on a “grossed-up” basis equal to his federal, state, and local tax liabilities resulting therefrom.

16.                                 MERGER OR TRANSFER OF ASSETS OF THE TRUST.   The Trust will not consolidate with or merge into any other entity, or transfer all or substantially all of its assets or shares to another entity, unless such other entity assumes this Agreement in a signed writing and delivers a copy thereof to Mastandrea.  Upon such assumption the successor entity shall become obligated to perform the obligations of the Trust under this Agreement, and the term “the Trust” as used in this Agreement shall be deemed to refer to such successor entity.

17.                                 NOTICES.   Notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person (to the Secretary of the Trust in the case of notices to the Trust and to Mastandrea in the case of notices to Mastandrea) or mailed by United States registered mail, return receipt requested, postage prepaid, as follows:

If to the Trust:

Stonehaven Realty Trust

5620 Smetana Drive

Suite 130

Minneapolis, MN 55343

If to Mastandrea:

Mr. James C. Mastandrea

9520 Metcalf Road

Waite Hill, Ohio 44094

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

18.                                 VALIDITY.   The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect.

19.                                 MISCELLANEOUS.  This Agreement may only be modified, waived, or discharged by the Board of Trustees and agreed to in a writing signed by Mastandrea and the Trust.  This Agreement shall inure to the benefit of Mastandrea and his heirs and legal representatives.  No waiver by either party hereto at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same time or at any prior or subsequent time.  No agreement or representation, oral or otherwise, express or implied, with respect to the subject matter hereof has been made by either party which is not set forth expressly in this Agreement.  This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.  In the event legal action is instituted to enforce any provision of this Agreement, each party shall pay its own cost and expense thereof.  Except as set forth in the Modification Agreement, dated the date hereof, between the Trust and Paragon Real Estate Development, L.L.C., an Ohio limited liability company, this Agreement constitutes the entire agreement between the parties with the subject matter hereof and all prior negotiations, discussions, and agreements on that subject matter are hereby superseded.  This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together, when executed and delivered, will constitute one and the same instrument.

20.                                 NO PERSONAL LIABILITY.   Notwithstanding anything herein to the contrary, this Agreement is made and executed on behalf of the Trust, a real estate investment trust organized under the laws of the State of Maryland, by its officers thereof on behalf of the trustees thereof, and none of the trustees or any additional or successor trustees hereinafter appointed, nor any beneficiary, officer, employee or agent of the Trust shall have any liability hereunder in his personal or individual capacity, but, instead, all parties shall look solely to the property and assets of the Trust for satisfaction of claims of any nature arising under or in connection with this Agreement.

IN WITNESS WHEREOF, this Agreement has been signed by the Trust and Mastandrea as of the date first above written.

STONEHAVEN REALTY TRUST

By:
Title:	Trustee

By:
JAMES C. MASTANDREA